                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             CONCERTO SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    20602t106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                  with a copy to:
Rodney Bienvenu                                   Ernest Mysogland
ISIS Capital Management, LLC                      ISIS Capital Management, LLC
1465 Post Road East, 2d Floor                     1465 Post Road East, 2d Floor
Westport, Connecticut 06880                       Westport, Connecticut 06880
Tel. No.: (203) 259-7387                          Tel. No.: (203) 259-7387

                                                  And

                                                  George Y. Liu
                                                  Boies, Schiller & Flexner LLP
                                                  333 Main St.
                                                  Armonk, New York 10504
                                                  Tel. No.: (914) 749 8200

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: { }

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      ISIS Capital Management, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER
NUMBER OF SHARES              8,250
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              0
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              8,250
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            8,250

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Rodney Bienvenu

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              0
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              8,250
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              8,250

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            8,250

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Richard Rofe

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              0
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              8,250
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              8,250

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            8,250

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ernest Mysogland

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              0
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              8,250
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              8,250

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            8,250

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Kevin Goodman

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              0
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              8,250
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              8,250

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,250

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ramius Securities, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              219,470
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              0
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              219,470
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            219,470

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {X}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      BD, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ramius Capital Group, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              890,000
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              0
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              890,000
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            890,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      C4S & Co., LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              890,000
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              0
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              890,000
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            890,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ramius Advisors, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              228,623
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              0
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              228,623
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            228,623

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Peter A. Cohen

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              0
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              890,000
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              890,000

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            890,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Morgan B. Stark

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              0
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              890,000
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              890,000

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            890,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Thomas W. Strauss

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              0
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              890,000
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              890,000

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            890,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Jeffrey Solomon

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     NA

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              0
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              890,000
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              890,000

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            890,000

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      RCG Ambrose Master Fund, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              275,095
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              0
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              275,095
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            275,095

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {X}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      RCG Carpathia Master Fund, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              166,812
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              0
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              166,812
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            166,812

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                               CUSIP No. 20602t106
                               -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Ramius Master Fund, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) {X}
                                                                     (b) { }

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                     WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     { }

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
NUMBER OF SHARES              228,623
BENEFICIALLY            --------------------------------------------------------
OWNED BY EACH           8     SHARED VOTING POWER
REPORTING PERSON              0
WITH                    --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER
                              228,623
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            228,623

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               {x}

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Concerto Software, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 6 Technology Park Drive, Westford, Massachusetts 01886.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) & (f)

This statement is filed jointly by a group consisting of ISIS Capital Management, LLC, a Delaware limited liability company ("ISIS"), Rodney Bienvenu, Richard Rofe, Ernest Mysogland, Kevin Goodman, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co. LLC, Ramius Advisors, LLC, Peter A. Cohen, Morgan
B. Stark, Thomas W. Strauss, Jeffrey Solomon, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. (collectively, the "ISIS Group" or the "Reporting Persons").

ISIS is a Delaware limited liability company which provides consulting services and investment advisory services to a limited number of clients. The address of the principal business and principal offices of ISIS is 1465 Post Road East, Second Floor, Westport, CT 06880. Each of Rodney Bienvenu, Richard Rofe, Ernest Mysogland, and Kevin Goodman is a managing member of ISIS.

Rodney Bienvenu is a United States citizen whose business address is 1465 Post Road East, Second Floor, Westport, CT 06880. Mr. Bienvenu's principal occupation is serving as a founding member of ISIS.

Richard Rofe is a United States citizen whose business address is 1465 Post Road East, Second Floor, Westport, CT 06880. Mr. Rofe's principal occupation is serving as a founding member of ISIS.

Ernest Mysogland is a United States citizen whose business address is 1465 Post Road East, Second Floor, Westport, CT 06880. Mr. Mysogland's principal occupation is serving as a founding member of ISIS.

Kevin Goodman is a United States citizen whose business address is 1465 Post Road East, Second Floor, Westport, CT 06880. Mr. Goodman's serves as a founding member of ISIS and is engaged in other business activities; his principal occupation is as an attorney.

ISIS provides investment advisory services to Ramius Securities, LLC, Ramius Capital Group, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. pursuant to an advisory agreement discussed in
Item 6 of this Schedule 13D.

Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC.

Ramius Capital Group, LLC is a Delaware limited liability company and a registered investment advisor. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

The managing member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of

C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey Solomon is a managing member of C4S & Co., LLC.

Peter A. Cohen is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Cohen's principal occupation is serving as a managing member of Ramius Capital Group, LLC.

Morgan B. Stark is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Stark's principal occupation is serving as a managing member of Ramius Capital Group, LLC.

Thomas W. Strauss is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Strauss's principal occupation is serving as a managing member of Ramius Capital Group, LLC.

Jeffrey Solomon is a United States citizen whose business address is 666 Third Avenue, 26th Floor, New York, New York 10017. Mr. Solomon's principal occupation is serving as a managing member of Ramius Capital Group, LLC.

RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal offices of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of RCG Ambrose Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I attached to this
Schedule 13D. Ramius Capital Group, LLC is the investment manager of RCG Ambrose Master Fund, Ltd. and has voting and dispositive power with respect to the shares of Common Stock held by RCG Ambrose Master Fund, Ltd.

RCG Carpathia Master Fund, Ltd. is a Cayman Islands corporation engaged in making opportunistic investments using a variety of investment strategies. The address of the principal business and principal offices of RCG Carpathia Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of RCG Carpathia Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D. Ramius Capital Group, LLC is the investment manager of RCG Carpathia Master Fund, Ltd. and has voting and dispositive power with respect to the shares of Common Stock held by RCG Carpathia Master Fund, Ltd.

Ramius Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in a multi-strategy portfolio. The address of the principal business and principal offices of Ramius Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of Ramius Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule III attached to this Schedule 13D.

Ramius Advisors, LLC is the investment manager of Ramius Master Fund, Ltd. and has voting and dispositive power with respect to the shares of Common Stock held by Ramius Master Fund, Ltd. Ramius Advisors, LLC is a Delaware limited liability company and a registered investment advisor. The address of the principal business and principal offices of Ramius Advisors, LLC is 666 Third Avenue, 26 th Floor, New York, New York 10017. The managing member of Ramius Advisors, LLC is Ramius Capital Group, LLC.

(d) & (e)

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any general partner, managing member, director or executive officer of any other Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by ISIS is approximately $100,000. The shares of Common Stock purchased by ISIS were purchased with working capital. All or part of the shares of Common Stock owned by ISIS may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to ISIS. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Ramius Securities, LLC is approximately $2,623,167. The shares of Common Stock purchased by Ramius Securities, LLC were purchased with working capital. All or part of the shares of Common Stock owned by Ramius Securities, LLC may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Ramius Securities, LLC. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by RCG Ambrose Master Fund, Ltd. is approximately $3,290,769. The shares of Common Stock purchased by RCG Ambrose Master Fund, Ltd. were purchased with working capital. All or part of the shares of Common Stock owned by RCG Ambrose Master Fund, Ltd. may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to RCG Ambrose Master Fund, Ltd. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by RCG Carpathia Master Fund, Ltd. is approximately $1,996,590.05. The shares of Common Stock purchased by RCG Carpathia Master Fund, Ltd. were purchased with working capital. All or part of the shares of Common Stock owned by RCG Carpathia Master Fund, Ltd. may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to RCG Carpathia Master Fund, Ltd. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Ramius Master Fund, Ltd. is approximately $2,739,621.59. The shares of Common Stock purchased by Ramius Master Fund, Ltd. were purchased with working capital. All or part of the shares of Common Stock owned by Ramius Master Fund, Ltd. may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Ramius Master Fund, Ltd. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

ITEM 4. PURPOSE OF TRANSACTION

The ISIS Group acquired the shares of Common Stock to which this Schedule 13D relates for the purpose of obtaining a significant equity position in the Issuer, and for the possible purpose of exerting influence over the direction of the Issuer. The ISIS Group considered the Common Stock to be an attractive investment at the price levels at which the shares of Common Stock were acquired.

The primary interest of the ISIS Group is to maximize the value of the Common Stock of the Issuer for the benefit of all shareholders. To this end, the ISIS Group intends to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. As part of such evaluations, the members of the ISIS Group will continue to seek the views of, hold active discussions with and respond to inquiries from members of the Board of Directors, officers or representatives of the Issuer and other persons regarding the Issuer's affairs and strategic alternatives. Based on such evaluation and review and other factors (including, without limitation, the response, position and direction of the Board of Directors and management of the Issuer), the members of the ISIS Group will continue to consider various alternative courses of action and will in the future take such actions with respect to their investments in the Issuer as they deem appropriate in light of the circumstances. Such actions may include seeking representation on the Board of Directors of the Issuer; making recommendations to members of the Board of Directors and management concerning various business strategies, acquisitions, dispositions, dividend policies, capital structure, recapitalization, sale, merger and other matters; seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; or such other actions as the ISIS Group may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the members of the ISIS Group in the open market or in privately negotiated transactions to one or more purchasers.

Without limiting the foregoing, the ISIS Group intends to continue to engage the Issuer in discussions concerning the proposed merger (the "Merger") of the Issuer with an indirect wholly owned subsidiary of Melita International, Ltd. ("Melita"). The merger agreement (the "Merger Agreement") entered into between the Issuer and Melita is disclosed as Exhibit 2.1 to the Report on Form 8-K filed by the Issuer on October 8, 2003. The Merger is discussed in the Issuer's
Schedule 14A filed December 8, 2003. The Merger remains subject to shareholder approval and other closing conditions as discussed in the Issuer's filings.

Pursuant to the Merger Agreement, upon consummation of the Merger, the outstanding shares of Common Stock would convert into the right to receive, in cash, $12.00 per share. The ISIS Group believes that the $12.00 per share price set in the Merger Agreement is significantly below the price that could have been obtained by the Issuer had the Issuer conducted a more competitive bidding process. The ISIS Group intends to continue to urge the Issuer to pursue alternative transactions or strategies which would maximize value to shareholders of the Common Stock, whether through an increase in the per share price to be received in the Merger, an alternative strategic transaction for a higher per share price or otherwise. In a series of conversations in November, 2003, representatives of ISIS requested that the financial adviser engaged by the Issuer, SG Cowen Securities Corporation, provide an explanation for the price comparisons used to support its fairness opinion, and to provide an explanation for the reasoning of the Issuer in deciding neither to auction the company nor to engage certain potential strategic buyers in discussions regarding the sale or merger of the Issuer. At or around the same time, ISIS engaged management of the Issuer in similar discussions. ISIS suggested to management that management should attempt to maximize the value for all shareholders before the Issuer takes any further actions to approve or complete the proposed Merger.

Given the market conditions as of this filing, the ISIS Group continues to believe that the Issuer's Board of Directors and management should consider and pursue alternative transactions and alternative acquirers for a sale or merger of the Issuer in order to maximize the value for all shareholders. The ISIS Group currently intends to continue to press this point with the Board of Directors and management of the Issuer. ISIS is actively seeking alternative strategic or financial acquirers willing to purchase the Issuer on terms superior to those offered to shareholders under the proposed Merger. The members of the ISIS Group may pursue any available actions designed to prevent the completion of the Merger under the currently proposed terms, including voting against the Merger and seeking appraisal for such shares under Delaware General Corporation Law. In addition, the ISIS Group may seek to raise funding to offer its own bid, or actively foster and participate in an alternative bid, for the Issuer.

Except as set forth herein, the ISIS Group does not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D. The members of the ISIS Group reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

As of the date hereof, the ISIS Group beneficially owns an aggregate of 898,250 shares of Common Stock, representing 8.04% of the outstanding shares of Common Stock.

ISIS beneficially owns, as of the date hereof, 8,250 shares of Common Stock, representing .07% of the outstanding shares of Common Stock. ISIS has the sole power to vote and dispose of the Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Messrs. Bienvenu, Rofe, Mysogland, and Goodman may be deemed to have indirect beneficial ownership of the 8,250 shares of Common Stock held by ISIS. Messrs. Bienvenu, Rofe, Mysogland, and Goodman share voting and disposition power over the shares of Common Stock held by ISIS.

In addition, by virtue of being a member of ISIS Group, ISIS may be deemed to have indirect beneficial ownership of the aggregate 890,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. By virtue of being members of ISIS Group, Messrs. Bienvenu, Rofe, Mysogland, and Goodman may be deemed to have indirect beneficial ownership of the aggregate 890,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd.

As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 219,470 shares of Common Stock, representing 1.96% of the outstanding shares of Common Stock. Ramius Securities, LLC has sole voting and disposition power over the shares of Common Stock beneficially owned by it.

As of the date hereof, RCG Ambrose Master Fund, Ltd. beneficially owns an aggregate of 275,095 shares of Common Stock, representing 2.46% of the outstanding shares of Common Stock. RCG Ambrose Master Fund, Ltd. has sole voting and disposition power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 275,095 shares of Common Stock held by RCG Ambrose Master Fund, Ltd. Ramius Capital Group, LLC has sole voting and disposition power over the shares of Common Stock beneficially owned by it.

As of the date hereof, RCG Carpathia Master Fund, Ltd. beneficially owns an aggregate of 166,812 shares of Common Stock, representing 1.49% of the outstanding shares of Common Stock. RCG Carpathia Master Fund, Ltd. has sole voting and disposition power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC may be deemed to have beneficial ownership of the 166,812 shares of Common Stock held by RCG Carpathia Master Fund, Ltd. Ramius Capital Group, LLC has sole voting and disposition power over the shares of Common Stock beneficially owned by it.

As of the date hereof, Ramius Master Fund, Ltd. beneficially owns an aggregate of 228,623 shares of Common Stock, representing 2.05% of the outstanding shares of Common Stock. Ramius Master Fund, Ltd. has sole voting and disposition power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Advisors, LLC may be deemed to have beneficial ownership of the 228,623 shares of Common Stock held by Ramius Master Fund, Ltd. Ramius Advisors, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

By virtue of the relationships described under Item 2 of this Schedule 13D, Ramius Capital Group, LLC and C4S & Co., LLC may both be deemed to have indirect beneficial ownership of the 890,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. Ramius Capital Group, LLC and C4S & Co., LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey Solomon may be deemed to have indirect beneficial ownership of the 890,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. Messrs. Cohen, Stark, Strauss and Solomon share voting and dispositive power over the 890,000 shares of Common Stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer. Each of the Reporting Persons disclaims beneficial ownership of shares soley as a result of Rule13d-5 (b) (1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by ISIS, Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd., in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule IV and are incorporated by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ISIS, Ramius Securities, LLC, Ramius Capital Group, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. have entered into an advisory agreement (the "Advisory Agreement"), pursuant to which ISIS provides advice and services with respect to the parties' investments in the Common Stock of the Issuer, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Issuer with ISIS and to cooperate with ISIS with respect to proxy votes, and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, ISIS receives a fixed initial fee and an amount equal to a percentage of the profits (net of commissions and other direct expenses) realized by such parties on their investment in the Issuer (in excess of the $12.00 per share price offered in the Merger). The profit share is (a) fifteen percent of any such profit earned by Ramius Securities, LLC with respect to the shares of Common Stock owned by Ramius Securities, LLC and (b) four percent of any such profit earned by RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. with respect to the shares of Common Stock owned by such funds.

Under the Advisory Agreement, Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd., RCG Carpathia Master Fund, Ltd. and Ramius Master Fund, Ltd. have also agreed to reimburse ISIS for expenses reasonably incurred in performing services under the agreement, and to bear their pro rata portion of any expenses incurred by the ISIS Group in accordance with the number of shares of Common Stock owned by each party.

Other than such Advisory Agreement, a copy of which is attached as Exhibit A hereto and incorporated herein by reference, and the Joint Acquisition Statement attached as Exhibit B hereto, none of the Reporting Persons nor any general partners, managing members, directors or executive officers of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There is filed herewith as Exhibit A a copy of the Advisory Agreement.

There is filed herewith as Exhibit B a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit C a Power of Attorney executed by Rodney Bienvenu, Richard Rofe, Ernest Mysogland, and Kevin Goodman, authorizing Rodney Bienvenu, Richard Rofe, Ernest Mysogland, and Kevin Goodman, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

There is filed herewith as Exhibit D a Power of Attorney executed by Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey Solomon, authorizing Peter
A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey Solomon, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2003



ISIS CAPITAL MANAGEMENT, LLC

     By: /s/ Rodney Bienvenu
     --------------------------
     Name:    Rodney Bienvenu
     Title:  Managing Member


/s/ Rodney Bienvenu
---------------------
Rodney Bienvenu, Individually and as
attorney-in-fact for each of Richard Rofe,
Ernest Mysogland and Kevin Goodman

RAMIUS SECURITIES, LLC

By:  Ramius Capital Group, LLC
Its: Managing Member

      By: C4S & Co., LLC
      Its: Managing Member

      By: /s/ Morgan B. Stark
      --------------------------
      Name:    Morgan B. Stark
      Title:  Managing Member

RAMIUS CAPITAL GROUP, LLC

By:  C4S & Co., LLC
Its: Managing Member

     By: /s/ Morgan B. Stark
     --------------------------
     Name:    Morgan B. Stark
     Title:  Managing Member

C4S & Co., LLC

By:  /s/ Morgan B. Stark
-------------------------------
Name:    Morgan B. Stark
Title:  Managing Member

RCG AMBROSE MASTER FUND, LTD.

By: /s/ Morgan B. Stark
-------------------------------
Name:    Morgan B. Stark
Title:  Authorized Person

RCG CARPATHIA MASTER FUND, LTD.

By: /s/ Morgan B. Stark
-------------------------------
Name:    Morgan B. Stark
Title:  Authorized Person

RAMIUS MASTER FUND, LTD.

By:  /s/ Morgan B. Stark
-------------------------------
Name:    Morgan B. Stark
Title:  Authorized Person

/s/ Morgan B. Stark
-------------------------------
Morgan B. Stark, Individually and as
attorney-in-fact for each of Peter A. Cohen,
Thomas W. Strauss and Jeffrey Solomon

RAMIUS ADVISORS, LLC

By:  Ramius Capital Group, LLC
Its: Managing Member

By:  C4S & Co., LLC
Its: Managing Member

     By: /s/ Morgan B. Stark
     --------------------------
     Name:    Morgan B. Stark
     Title:  Managing Member

                              Schedule I
             Directors and Officers of RCG Ambrose Master Fund, Ltd.

  Name and Position         Principal Occupation      Principal Business Address
---------------------     -------------------------   ----------------------------
  Mark R. Mitchell,           Managing Director       666 Third Avenue, 26th Floor
       Director           Ramius Capital Group, LLC      New York, NY 10017

  Jeffrey C. Smith,           Director                666 Third Avenue, 26th Floor
       Director           Ramius Capital Group, LLC      New York, NY 10017

CSS Corporation, Ltd.,         Nominee Company        666 Third Avenue, 26th Floor
      Secretary                                          New York, NY 10017

                                  Schedule II
            Directors and Officers of RCG Carpathia Master Fund, Ltd.

Name and Position         Principal Occupation         Principal Business Address
---------------------     -------------------------    ----------------------------
  Jeffrey M. Solomon,     Principal                    666 Third Avenue, 26th Floor
       Director           Ramius Capital Group, LLC        New York, NY 10017

CFS Company, Ltd.,        Nominee Company              666 Third Avenue, 26th Floor
      Director                                             New York, NY 10017

CSS Corporation, Ltd.,    Nominee Company              666 Third Avenue, 26th Floor
      Secretary                                            New York, NY 10017

                              Schedule III
              Directors and Officers of Ramius Master Fund, Ltd.

  Name and Position         Principal Occupation        Principal Business Address
---------------------     -------------------------    ----------------------------
  Marran H. Ogilvie,           General Counsel         666 Third Avenue, 26th Floor
       Director           Ramius Capital Group, LLC         New York, NY 10017

   Morgan B. Stark,               Principal            666 Third Avenue, 26th Floor
       Director           Ramius Capital Group, LLC         New York, NY 10017

CSS Corporation, Ltd.,         Nominee Company         666 Third Avenue, 26th Floor
Secretary                                                   New York, NY 10017

                              Schedule IV
                         ISIS Capital Management, LLC

                                                 Price Per Share
                        Number of Shares           (including
Date of Transactions    Purchased/(Sold)        commissions, if any)
      12/11/03                 500                   $11.98
      12/11/03                 500                   $11.98
      12/11/03                 13                    $12.00
      12/11/03                 100                   $11.97
      12/11/03                 100                   $11.98
      12/11/03                 70                    $11.95
      12/11/03                 326                   $11.98
      12/11/03                 100                   $11.93
      12/11/03                 400                   $11.99
      12/11/03                 500                   $11.97
      12/11/03                 674                   $11.94
      12/11/03                1,000                  $11.98
      12/11/03                1,000                  $11.98
      12/11/03                1,000                  $11.99
      12/10/03                1,967                  $11.93

                             Ramius Securities, LLC

                                                           Price Per Share
          Date of              Number of Shares        (including commissions,
        Transactions           Purchased/(Sold)               if any)
           10/9/03                  20,000                    $11.93
          10/13/03                   5,000                    $11.91
          10/14/03                   5,000                    $11.91
          10/28/03                   5,051                    $11.87
          10/29/03                   3,485                    $11.87
          10/30/03                   2,118                    $11.90
          10/30/03                   1,695                    $11.90
          10/30/03                  19,865                    $11.90
          10/31/03                  41,273                    $11.91
          10/31/03                  38,536                    $11.91
          10/31/03                 (38,536)                   $11.91
           11/3/03                   2,148                    $11.93
           11/3/03                  22,695                    $11.98
           11/3/03                  22,439                    $11.95
           11/4/03                   3,209                    $11.96
           11/5/03                    973                     $11.94
           11/6/03                   1,513                    $11.97
           11/6/03                   2,239                    $11.95
           11/7/03                  11,297                    $12.00
           12/8/03                   7,275                    $12.03
           12/8/03                   5,875                    $12.00
           12/9/03                   4,240                    $12.00
           12/9/03                   2,925                    $12.02
          12/10/03                  10,185                    $12.03
          12/10/03                   2,910                    $12.02
          12/10/03                   2,531                    $12.00
          12/11/03                   2,706                    $12.03
          12/11/03                   1,366                    $12.02
          12/12/03                   2,735                    $12.03
          12/12/03                   6,722                    $12.03

                        RCG Ambrose Master Fund, Ltd.

                                                                           Price Per Share
         Date of                        Number of Shares               (including commissions,
       Transactions                     Purchased/(Sold)                      if any)
           10/9/03                          40,000                             $11.93
          10/13/03                          10,000                             $11.91
          10/14/03                          10,000                             $11.91
          10/28/03                          10,103                             $11.87
          10/29/03                           6,970                             $11.87
          10/30/03                           1,498                             $11.90
          10/30/03                           1,197                             $11.90
          10/30/03                          14,050                             $11.90
          10/31/03                          29,188                             $11.91
           11/3/03                           1,519                             $11.93
           11/3/03                          16,050                             $11.98
           11/3/03                          15,869                             $11.95
           11/4/03                           2,269                             $11.96
           11/5/03                            688                              $11.94
           11/6/03                           1,070                             $11.97
           11/6/03                           1,583                             $11.95
           11/7/03                           7,946                             $12.00
           12/8/03                          15,455                             $12.03
           12/8/03                          12,482                             $12.00
           12/9/03                           9,007                             $12.00
           12/9/03                           6,213                             $12.02
          12/10/03                          21,637                             $12.03
          12/10/03                           6,182                             $12.02
          12/10/03                           5,377                             $12.00
          12/11/03                           5,749                             $12.03
          12/11/03                           2,901                             $12.02
          12/12/03                           5,811                             $12.03
          12/12/03                          14,281                             $12.03

                         RCG Carpathia Master Fund, Ltd.

                                                             Price Per Share
           Date of              Number of Shares         (including commissions,
        Transactions            Purchased/(Sold)                if any)
          10/30/03                    1,692                      $11.90
          10/30/03                    1,354                      $11.90
          10/30/03                   15,867                      $11.90
          10/31/03                   32,966                      $11.91
           11/3/03                    1,716                      $11.93
           11/3/03                   18,128                      $11.98
           11/3/03                   17,923                      $11.95
           11/4/03                    2,563                      $11.96
           11/5/03                     778                       $11.94
           11/6/03                    1,208                      $11.97
           11/6/03                    1,788                      $11.95
           11/7/03                    9,017                      $12.00
           12/8/03                    9,090                      $12.03
           12/8/03                    7,341                      $12.00
           12/9/03                    3,654                      $12.02
           12/9/03                    5,297                      $12.00
          12/10/03                   12,726                      $12.03
          12/10/03                    3,636                      $12.02
          12/10/03                    3,162                      $12.00
          12/11/03                    3,382                      $12.03
          12/11/03                    1,707                      $12.02
          12/12/03                    3,418                      $12.03
          12/12/03                    8,399                      $12.03

                           Ramius Master Fund, Ltd.

                                                           Price Per Share
          Date of               Number of Shares       (including commissions,
        Transactions            Purchased/(Sold)               if any)
          10/30/03                   1,692                     $11.90
          10/30/03                   1,354                     $11.90
          10/30/03                  15,867                     $11.90
          10/31/03                  32,966                     $11.91
           11/3/03                   1,717                     $11.93
           11/3/03                  18,127                     $11.98
           11/3/03                  17,923                     $11.95
           11/4/03                   2,563                     $11.96
           11/5/03                    778                      $11.94
           11/6/03                   1,209                     $11.97
           11/6/03                   1,788                     $11.95
           11/7/03                   9,016                     $12.00
           12/8/03                  18,180                     $12.03
           12/8/03                  14,682                     $12.00
           12/9/03                   7,308                     $12.02
           12/9/03                  10,595                     $12.00
          12/10/03                  25,452                     $12.03
          12/10/03                   7,272                     $12.02
          12/10/03                   6,324                     $12.00
          12/11/03                   6,763                     $12.03
          12/11/03                   3,413                     $12.02
          12/12/03                   6,836                     $12.03
          12/12/03                  16,798                     $12.03